Exhibit 99.1

Nanox Announces First Quarter 2025 Financial Results and Provides Business Updates

Management to host conference call and webcast on Thursday, May 22, 2025 at 8:30 AM ET

PETACH TIKVA, Israel — May 22, 2025 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the first quarter ended March 31, 2025, and provided a business update.

Recent Highlights:

●	Generated $2.8 million in revenue in the first quarter of 2025, compared to $2.6 million in the first quarter of 2024.

●	Received 510(k) clearance from the FDA for the Nanox.ARC X, its updated multi-source digital Tomosynthesis system.

●	Signed multiple commercial agreements to market the Nanox.ARC and the Nanox.AI solutions.

“Since the beginning of 2025, Nanox has made consistent progress marketing our full end-to-end imaging solutions, and to date we have over 60 units that are in various stages of implementation for commercial, demonstration and clinical use,” said Erez Meltzer, Chief Executive Officer and Acting Chairman of the Board. “Our teleradiology business is generating steady revenue which helps to fund our growth, and we continue to do important supporting work behind the scenes, such as securing more regulatory clearances and generating additional clinical data underpinning the use of the Nanox.ARC. We recently received 510(k) clearance from the FDA for the Nanox.ARC X, our updated multi-source digital tomosynthesis system, an important milestone that advances our mission to improve access to essential medical imaging technology to more patients, regardless of their location. Our top commercial priority is to accelerate the deployment of the Nanox technologies, and to that end we continue to sign collaboration agreements with medical imaging and AI companies to market the Nanox.ARC and Nanox.AI solutions. This approach complements our direct sales efforts very well and will help maximize our reach while conserving our resources for the long run.”

Detailed financial results for three months ended March 31, 2025

For the three months ended March 31, 2025 (the “Reported Period”), the Company reported a net loss of $13.2 million, compared to a net loss of $12.2 million for the three months ended March 31, 2024 (which is referred as the “Comparable Period”), representing an increase of $1.0 million. The increase of $1.0 million was largely due to an increase of $1.0 million in gross loss.

The Company reported revenue of $2.8 million in the Reported Period, compared to $2.6 million in the Comparable Period. During the Reported Period, the Company generated revenue through teleradiology services, the sale and deployment of its imaging systems and its AI solutions.

The Company’s gross loss during the Reported Period totaled $3.0 million (gross loss margin of (108%)) on a GAAP basis, as compared to $2.1 million (gross loss margin of (80%)) in the Comparable Period. Non-GAAP gross loss for the Reported Period was $0.4 million (gross loss margin of approximately 15%), as compared to gross profit of $0.6 million (gross profit margin of approximately 22%) in the Comparable Period.

The Company’s revenue from teleradiology services for the Reported Period was $2.6 million, compared to revenue of $2.4 million in the Comparable Period. The Company’s GAAP gross profit from teleradiology services for the Reported Period was $0.4 million (gross profit margin of approximately 17%), as compared to $0.3 million (gross profit margin of approximately 14%) in the Comparable Period. Non-GAAP gross profit of the Company’s teleradiology services for the Reported Period was $1.0 million (gross profit margin of approximately 39%) as compared to $0.9 million (gross profit margin of approximately 37%) in the Comparable Period. The increase in the Company’s revenue and gross profit margins from teleradiology services was mainly attributable to customer retention, increased rates and increased volume of the Company’s teleradiology reading services during the weekdays shifts.

During the Reported Period, the Company generated revenue through the sales and deployment of its imaging systems which amounted to $33 thousand for the Reported Period, with a gross loss of $1.6 million on a GAAP basis and $1.5 million on a non-GAAP basis, compared to revenue of $48 thousand with a gross loss of 0.4 million on a GAAP basis and $0.3 million on a Non-GAAP basis in the Comparable Period. The revenue stems from the sale and deployment of our 2D systems and the sale of our OEM services in the U.S.

The Company’s revenue from its AI solutions for the Reported Period was $0.2 million with a gross loss of $1.9 million on a GAAP basis, compared to revenue of $97 thousand with a gross loss of $2.0 million in the Comparable Period. Non-GAAP gross profit of the Company’s AI solutions for the Reported Period was $81 thousand, compared to Non-GAAP gross profit of $29 thousand in the Comparable Period.

Research and development expenses, net, for the Reported Period were $5.0 million, compared to $5.2 million in the Comparable Period, reflecting a decrease of $0.2 million. The decrease was mainly due to a decrease of $0.2 million in share-based compensation, $0.8 million in expenses related to the Company’s research and development activities, which was offset by a decrease of $0.8 million in grants received, due to the completion of the NHSX development project and the commencement of its commercial phase.

Sales and marketing expenses for the Reported Period were $0.9 million compared to $0.8 million in the Comparable Period.

General and administrative expenses for the Reported Period were $5.1 million, compared to $5.0 million in the Comparable Period. The increase of $0.1 million was mainly due to an increase in salaries and wages and professional services of $0.3 million, an increase of $0.2 million in the Company’s IT expenses and $0.2 million in the Company’s recruiting expenses due to our commercialization efforts in the US market. The increase was offset by a decrease of $0.5 million in the Company’s legal expenses and a decrease of $0.2 million in D&O insurance expenses.

Non-GAAP net loss attributable to ordinary shares for the Reported Period was $9.4 million, compared to $8.1 million in the Comparable Period. The decrease of $1.3 million was mainly due to an increase of $1.0 million in the Non-GAAP gross loss.

Non-GAAP gross loss for the Reported Period was $0.4 million, compared to a non-GAAP gross profit of $0.6 million in the Comparable Period. Non-GAAP research and development expenses, net for the Reported Period, were $4.6 million, compared to $4.6 million in the Comparable Period. Non-GAAP sales and marketing expenses for the Reported Period were $0.8 million, compared to $0.6 million in the Comparable Period. Non-GAAP general and administrative expenses for the Reported Period were $4.5 million, compared to $4.3 million in the Comparable Period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, expenses related to an offering and legal fees in connection with the class-action litigation. A reconciliation between GAAP and non-GAAP financial measures for the three -month periods ended March 31, 2025, and 2024 is provided in the financial results that are part of this press release.

Limited Guidance

Based on current market conditions and assuming that macroeconomic trends, including tariff policy, inflation, interest rate levels and supply chain costs do not materially impede activity in the medical technology industry generally, or for the Company specifically, the Company anticipates that the number of clinical, demo, and commercial units in various stages of deployment will grow to over 100 units by the end of 2025, on a worldwide basis.

Liquidity and Capital Resources

As of March 31, 2025, the Company had total cash, cash equivalents, short-term and long-term deposits, restricted deposits and marketable securities of $72.9 million, compared to $83.5 million as of December 31, 2024. During the reported period the Company experienced negative cash flow from operations of $10.3 million.

Other Assets

As of March 31, 2025 the Company had property and equipment of $45.3 million, compared to $45.4 million as of December 31, 2024.

As of March 31, 2025, the Company had intangible assets of $67.3 million compared to $70.0 million as of December 31, 2024. The decrease was attributable to the periodic amortization of intangible assets in the amount of $2.7 million.

Shareholders’ Equity

As of March 31, 2025 and December 31, 2024, the Company had approximately 63.8 million shares outstanding.

Conference Call and Webcast Details

Thursday, May 22, 2025 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and proprietary digital X-ray source.

Nanox’s vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI to enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment and maintaining a clinically driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; Nanox.AI Ltd., a subsidiary of Nanox Imaging, an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide. For more information, please visit www.nanox.vision

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to: guidance with respect to the number of units that the Company will have deployed and operational by the end of the 2025 year; the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC; and the ability of the Company to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of its recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks relating to macroeconomic factors, including tariff policy, inflation, interest rate levels and supply chain costs; and (xi) potential litigation associated with our transactions.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses related to an offering and legal fees expenses in connection with class-action litigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	March 31, 2025	December 31, 2024
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	40,373	39,304
Short-term deposits	15,500	15,500
Marketable securities	6,586	18,402
Accounts receivables net of allowance for credit losses of $168 as of March 31, 2025, and $112 December 31,2024, respectively.	1,722	1,805
Inventories	1,748	1,493
Prepaid expenses	876	827
Other current assets	1,166	1,349
TOTAL CURRENT ASSETS	67,971	78,680

NON-CURRENT ASSETS:
Restricted deposit	330	337
Long-term deposits	10,132	10,000
Property and equipment, net	45,339	45,355
Operating lease right-of-use asset	3,830	3,843
Intangible assets	67,342	69,995
Other non-current assets	1,794	1,792
TOTAL NON-CURRENT ASSETS	128,767	131,322
TOTAL ASSETS	196,738	210,002

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	3,068	3,061
Accounts payable	1,941	2,209
Accrued expenses	2,975	3,968
Deferred revenue	112	140
Current maturities of operating lease liabilities	812	745
Other current liabilities	3,923	3,849
TOTAL CURRENT LIABILITIES	12,831	13,972

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,516	3,640
Deferred tax liability	2,482	2,576
Other long-term liabilities	744	695
TOTAL NON-CURRENT LIABILITIES	6,742	6,911
TOTAL LIABILITIES	19,573	20,883

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at March 31, 2025 and December 31, 2024, 63,819,170 and 63,762,001 issued and outstanding at March 31, 2025 and December 31, 2024, respectively	181	181
Additional paid-in capital	563,975	562,688
Accumulated other comprehensive loss	(3)	(1)
Accumulated deficit	(386,988)	(373,749)
TOTAL SHAREHOLDERS’ EQUITY	177,165	189,119
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	196,738	210,002

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Three Months Ended March 31,
	2025	2024
REVENUE	2,815	2,553

COST OF REVENUE	5,864	4,607

GROSS LOSS	(3,049)	(2,054)

OPERATING EXPENSES:
Research and development, net	4,978	5,220
Sales and marketing	939	800
General and administrative	5,138	5,042
Other expenses (income), net	(14)	9
TOTAL OPERATING EXPENSES	11,041	11,071
OPERATING LOSS	(14,090)	(13,125)

FINANCIAL INCOME, net	765	790
OPERATING LOSS BEFORE INCOME TAXES	(13,325)	(12,335)

INCOME TAX BENEFIT	86	94
NET LOSS	(13,239)	(12,241)

BASIC AND DILUTED LOSS PER SHARE	(0.21)	(0.21)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	63,946	57,901

Net loss	(13,239)	(12,241)
Other comprehensive income (loss):
Unrealized gain (loss) from marketable securities	(2)	187
Total other comprehensive income (loss):	(2)	187
Total comprehensive loss	(13,241)	(12,054)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2025	63,762,001	181	562,688	(1)	(373,749)	189,119

Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	3,245	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	53,924	*	121	-	-	121
Share-based compensation	-	-	1,166	-	-	1,166
Unrealized loss from marketable securities	-	-	-	(2)	-	(2)
Net loss for the period	-	-	-	-	(13,239)	(13,239)
BALANCE AT March 31, 2025	63,819,170	181	563,975	(3)	(386,988)	177,165

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514

Changes during the period:

Issuance of ordinary shares upon exercise of options	405	*	24	-	-	24
Share-based compensation	-	-	1,477	-	-	1,477
Unrealized gain from marketable securities	-	-	-	187		187
Net loss for the period	-	-	-	-	(12,241)	(12,241)
BALANCE AT MARCH 31, 2024	57,779,033	165	517,388	(118)	(332,474)	184,961

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months ended March 31,
	2025	2024
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(13,239)	(12,241)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,166	1,477
Amortization of intangible assets	2,653	2,653
Depreciation	290	286
Deferred tax liability, net	(94)	(94)
Exchange rate differentials	7	(174)
Amortization of premium, discount and accrued interest on marketable securities	20	73
Loss from disposal of property and equipment	-	25
Changes in operating assets and liabilities:
Change in inventories	102	(676)
Accounts receivable, net	83	42
Prepaid expenses and other current assets	134	737
Other non-current assets	(2)	219
Accounts payable	(373)	(1,443)
Accrued expenses and other liabilities	(919)	(298)
Operating lease assets and liabilities	(44)	(1)
Interest on long-term deposits	(132)	-
Deferred revenue	(28)	(47)
Other long-term liabilities	49	17
Net cash used in operating activities	(10,327)	(9,445)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from maturity of marketable securities	11,794	12,874
Purchase of marketable securities	-	(14,797)
Purchase of property and equipment	(527)	(141)
Net cash provided by (used in) investing activities	11,267	(2,064)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon exercise of options	121	24
Net cash provided by financing activities	121	24

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	8	29
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,069	(11,456)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	39,304	56,377
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	40,373	44,921

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	8	-
Cash paid for interest	33	37

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:

Operating lease liabilities arising from obtaining operating right-of use assets	93	-

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses related to an offering and legal fees expenses in connection with class-action litigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2025	2024

GAAP net loss attributable to ordinary shares	13,239	12,241
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	-	32
Less: Amortization of intangible assets	2,653	2,653
Less: Share-based compensation	1,166	1,477
Non-GAAP net loss attributable to ordinary shares	9,420	8,079
Non-GAAP BASIC AND DILUTED LOSS PER SHARE	0.15	0.14
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	63,946	57,901

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	5,864	4,607
Non-GAAP adjustments:
Amortization of intangible assets	2,556	2,556
Share-based compensation	58	53
Non-GAAP cost of revenue	3,250	1,998

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(3,049)	(2,054)
Non-GAAP adjustments:
Amortization of intangible assets	2,556	2,556
Share-based compensation	58	53
Non-GAAP gross profit (loss)	(435)	555

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(108)%	(80)%
Non-GAAP adjustments:
Amortization of intangible assets	91%	100%
Share-based compensation	2%	2%
Non-GAAP gross profit (loss) margin	(15)%	22%

Reconciliation of GAAP research and development, net, expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses, net	4,978	5,220
Non-GAAP adjustments:
Share-based compensation	355	589
Non-GAAP research and development expenses, net	4,623	4,631

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	939	800
Non-GAAP adjustments:
Amortization of intangible assets	97	97
Share-based compensation	84	146
Non-GAAP sales and marketing expenses	758	557

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	5,138	5,042
Non-GAAP adjustments:
Class-action litigation and SEC investigation	-	32
Share-based compensation	669	689
Non-GAAP general and administrative expenses	4,469	4,321